EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                           27 FEBRUARY 2004


                                       WPP
                                       ---

                     PRELIMINARY RESULTS FOR THE YEAR ENDED
                     --------------------------------------
                                31 DECEMBER 2003
                                ----------------


                    Revenue up over 5% to (pound)4.1 billion
                    ----------------------------------------
               Operating margin up 0.7 of a margin point to 13.0%
               --------------------------------------------------
          Headline profits before tax up over 18% to (pound)473 million
          -------------------------------------------------------------
            Diluted headline earnings per share up over 16% at 29.0p
            --------------------------------------------------------
                    Final dividend up 20% to 4.40p per share
                    ----------------------------------------

o       Revenue up over 5% to(pound)4.106 billion.

o       Operating margin up 0.7 of a margin point from 12.3% to 13.0%.

o Headline operating profits before tax up over 11% to(pound)533.5 million.

o       Headline profit before tax up over 18% to(pound)473.4 million.

o       Profit before tax up over 70% to(pound)349.9 million.

o       Diluted headline earnings per share up over 16% to 29.0p from 24.9p.

o       Reported diluted earnings per share up over 136% to 18.2p from 7.7p.

o Final dividend up 20% to 4.40p per share making a total for the year of 6.48p up 20% over 2002.

o       Strong estimated net new billings of  over(pound)2.232  billion  ($3.572 billion).

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix I. Where required, details of how these have been arrived at are shown in Appendix IV.

Summary of results
------------------

The Board of WPP Group plc ("WPP") announces the unaudited preliminary results for the year ended 31 December 2003, the Group's eighteenth year. These results show improved performance, as the Group capitalised on better economic conditions both in the United States, Asia Pacific, Latin America, Africa and the Middle East and in advertising, media investment management, information, insight and consultancy, branding and identity, healthcare and specialist communications.

Turnover was up 3.3% at (pound)18.62 billion.
---------------------------------------------

Reportable revenue was up over 5% to (pound)4.106 billion. Revenue including associates is estimated to total (pound)5.1 billion. On a constant currency basis, revenue was up over 7% and gross profit up over 7%. Like-for-like revenues, excluding the impact of acquisitions and on a constant currency basis, were up 0.7%. Excluding the acquisition of Cordiant Communications Group plc ("Cordiant"), like-for-like revenues were up 1.5%. Like-for-like revenues were flat in the first half of 2003 and up over 1% in the second half. In the four sequential quarters of 2003, like-for-like revenues were flat, flat, up over 1% and up over 1%. Excluding Cordiant, the last two quarters were over 2% and over 3%, respectively.

Reported operating costs including direct costs (but excluding goodwill amortisation and impairment), rose by over 4% and by almost 7% in constant currency. Like-for-like total operating and direct costs rose 0.5%. Staff costs excluding incentives were up 0.2%, with salaries and freelance costs down 0.9%. Incentive payments totalled (pound)130.4 million ((pound)90.1 million in 2002) or almost 21% (over 16% in 2002) of operating profit before bonuses, taxes and income from associates. Before these incentive payments, operating margins increased by 1.4 margin points to 15.2% from 13.8%. On a reported basis the Group's staff cost to gross margin ratio rose to 61.1% from 60.4%. Excluding incentives, this ratio fell 0.3 margin points to 57.7% from 58.0%.

Variable staff costs as a proportion of total staff costs increased during the 1990s, reaching 12.1% in 2000. The impact of the recession in 2001 and 2002 was to reduce this ratio to 9.2% and variable staff costs as a proportion of revenue to 5.3%. In 2003, variable staff costs as a proportion of staff costs rose again to 11.0% and variable staff costs as a proportion of revenues also rose again to 6.3%. Non-staff costs fell as a proportion of revenues, from 25.7% to 24.6%, primarily reflecting a reduction in the Group's property costs following actions taken in 2002.

The actual number of people in the Group averaged 51,604 against 50,417 in 2002, an increase of 2.4%. On a like-for-like basis, average headcount was down to 51,604 from 53,940, a decrease of over 4%. At the end of 2003, staff numbers were 54,324 compared with 56,074 at the end of 2002 on a pro-forma basis, a reduction of over 3%.

Net interest payable and similar charges (including a charge for the early adoption of FRS17) fell to (pound)71.6 million from (pound)86.4 million, principally reflecting higher cash generated from operations, lower interest rates, the impact of reduced levels of acquisition activity in 2002 and lower share repurchases and cancellations last year. Headline interest cover remains at a level of seven times and at over eight times, excluding the FRS17 charge.

Headline operating profit or profit pre-goodwill and impairment, interest, tax, investment gains and write-downs was up 11.1% to (pound)533.5 million from (pound)480.2 million and up almost 12% in constant currencies. Headline profit before tax or profit pre-goodwill, impairment and tax was up over 18% to (pound)473.4 million from (pound)400.6 million. Reported headline operating margin (including income from associates) increased to 13.0% from 12.3%. Reported profit before interest, tax, investment gains and write-downs was up over 39% to (pound)421.5 million from (pound)302.5 million and on a constant currency basis, was up almost 42% reflecting the weakness of sterling against the Euro, more than counterbalanced by the strengthening of sterling against the dollar. However, moving down the income statement, this adverse currency impact is partly hedged by the effect of dollar denominated operating expenses and interest costs, particularly at the profit before tax level.

The Group's tax rate on headline profits was 25.8%, the same level as in the previous year, reflecting the continuing strength of the Group's tax planning initiatives.

Diluted headline earnings per share were up over 16% at 29.0p. In constant currency, earnings per share on the same basis were up over 17%.

In 2002, (pound)145.7 million was taken as an impairment charge primarily reflecting accelerated amortisation of goodwill on first generation businesses which suffered in the recession. Although 2003 was better than 2002, some first generation businesses, which had been acquired, continued to suffer and an impairment charge reflecting accelerated amortisation of goodwill of (pound)79 million has been taken.

As a result, profit before tax rose over 70% to (pound)349.9 million and diluted earnings per share rose by over 136% to 18.2p.

The Board recommends an increase of 20% in the final dividend to 4.40p per share, making a total of 6.48p per share for 2003, a 20% increase over 2002. The record date for this dividend is 4 June 2004, payable on 5 July 2004. The dividend for 2003 is 4.3 times covered by headline earnings.

Further details of WPP's financial performance are provided in Appendix I (in sterling) and Appendix II (in euros).

As indicated in 2002, WPP intends to expense the cost of executive options in its income statement. Only one of the company's major competitors has indicated that they will follow this approach and none has indicated the likely cost of doing so. Appendix III shows a pro forma unaudited income statement for 2003. This details the impact of expensing executive options using a Black Scholes valuation model and applying United States transitional guidelines under the prospective adoption method contained within FAS 148 as of 1

January 2002. On this basis, only executive options issued since 1 January 2002 would be expensed. The resulting reduction in headline earnings per share would have been 3.7%. Fully expensing all executive options granted over the last three years on a consistent basis would reduce headline earnings per share by 6.4%.

Review of operations
--------------------

The Group's financial performance in the year mirrored the continuing improvement in economic conditions in the United States, Asia Pacific, Latin America, Africa and the Middle East countered to a limited extent (in our case) by continuing weakness in Europe, particularly in the United Kingdom.

The positive quarterly revenue trend seen in the United States in the fourth quarter of 2002 continued into 2003, with all four quarters showing positive growth, and worldwide in quarters three and four. Although 2003 was not easy, 2004 with the positive impact of quadrennial factors such as the United States Presidential Election, political advertising in the United States pushing up media rates, the Athens Olympics and the European Football Championships should ensure further signs of a more significant recovery.

Network television price inflation and declining audiences, fragmentation of traditional media and rapid development of new technologies continued to drive experimentation by our clients in new media and non-traditional alternatives. 1998 was really the first year when WPP's marketing services activities represented over 50% of Group revenue. In 2003 these activities represented over 53% of Group revenue. In addition, in 2003, our narrowly defined internet-related revenue was almost $300 million or almost 5% of our worldwide reported revenue. This is in line with approximately 5% for on-line media's share of total advertising spend in the United States and approximately 3% share worldwide. The new media continue to build their share of client spending.


Revenue and operating profit by region
--------------------------------------

The pattern of revenue growth differed regionally. The table below gives details of revenue and revenue growth (on a constant currency basis) by region for 2003 as well as proportions of operating profits:


Region           Revenue as a%        Revenue         Operating profit as       Revenue* including
------           -------------        -------         -------------------       ------------------
                of Total Group      growth%+/(-)       a % of Total Group       100% of associates
                --------------      ------------       ------------------       ------------------
                                       03/02                                     as a % of Total
                                       -----                                     ---------------
                                                                                     Group
                                                                                     -----
North America           42.2            + 5.8               48.0                     35.3
United Kingdom          16.4            + 7.4               13.6                     16.6
Continental Europe      25.0            + 6.5               21.4                     24.4
Asia Pacific, Latin
America, Africa & the
Middle East             16.4            +13.0               17.0                     23.7
                       -----            -----              -----                    -----
Total Group            100.0            + 7.3              100.0                    100.0
                       -----            -----              -----                    ------

* Estimated

As can be seen, all regions showed revenue growth in 2003, with both the United Kingdom and Continental Europe to some extent reflecting acquisition activity and Asia Pacific, Latin America, Africa and the Middle East representing the Group's strongest growth area. If 100% of associates' revenue is included, the latter regions become even more significant.

Estimated net new billings of (pound)2.232 billion ($3.572 billion) were won last year. The Group was ranked number two for net new billings in the William Blair (AdAge) new business table for 2003.


Revenue and operating profit by communications services sector and brand
------------------------------------------------------------------------

The pattern of revenue growth also varied by communications services sector and brand.

The table below gives details of revenue and revenue growth by communications services sector for 2003 (on a constant currency basis) as well as proportions of operating profits:

Communications services    Revenue as a %     Revenue growth      Operating profit      Revenue* including
-----------------------    --------------     --------------      ----------------      ------------------
                           of Total Group     % +/(-) 03/02     as a % of Total Group   100% of associates
                           --------------     -------------     ---------------------   ------------------
                                                                                          as a % of Total
                                                                                          ---------------
                                                                                                Group
                                                                                                -----

Advertising, Media
Investment Management           46.9               9.2                  55.1                    47.2
Information, Insight &
Consultancy                     17.1               6.8                   9.0                    16.2
Public Relations & Public
Affairs                         10.5              -0.6                  10.6                     9.9
Branding & Identity,
Healthcare & Specialist
Communications                  25.5               8.0                  25.3                    26.7
                               -----              ----                 -----                   -----
Total Group                    100.0               7.3                 100.0                   100.0
                               -----              ----                 -----                   -----

* Estimated

The Group's advertising and media investment management businesses continued the rebound which began in the second half of 2002, with media investment management the fastest growing sector reflecting strong organic growth. Information, insight and consultancy continued their strong growth despite issues at the Group's call centre operations. Branding and identity, healthcare and specialist communications also rebounded with healthcare and direct, internet and interactive (a part of specialist communications), growing revenues particularly strongly. As can be seen, public relations and public affairs continued to be most affected by recent economic weakness, although the first signs of recovery came in the fourth quarter of 2003, which showed positive revenue growth for the first time for eleven quarters.


Advertising and Media Investment Management
-------------------------------------------

Advertising and media investment management took the Group out of the recession in 2002, media investment management taking the lead. In constant currencies, revenue grew by 9.2%. Like-for-like revenue growth was over 2%. Excluding the impact of the acquisition of Cordiant, like-for-like growth was over 3%. The combined operating margin of this sector was over 15%.

In 2003, Ogilvy & Mather Worldwide generated estimated net new billings of (pound)166 million ($266 million), J Walter Thompson Company (pound)172 million ($275 million), Y&R Advertising (pound)128 million ($205 million) and Red Cell generated estimated net wins of (pound)67 million ($107 million).

Also in 2003, MindShare and Mediaedge:cia generated estimated net new billings of (pound)1,164 million ($1,863 million). Group M, WPP's media investment management parent company, has now been formed and a third independent brand is planned, to complement MindShare and Mediaedge:cia.


Information, Insight and Consultancy
------------------------------------

Information, insight and consultancy has proven to be the most recession resistant sector in the Group. In 2003, on a constant currency basis revenues grew almost 7%. Like-for-like revenues were up over 1%. However, difficulties at the Group's call centre operations in the United States impacted overall sector performance, although improvement is expected in 2004.

Strong performances were recorded by Millward Brown (in the United States, Canada, MFR in France, IMS in Ireland, Sadek Wynberg in the United Kingdom, Italy and Germany, and Firefly in Thailand); and Research International (in the United States, Belgium, France, SIFO in Sweden, Spain, Simon Godfrey in the United Kingdom, Taiwan, Singapore, Thailand and Mexico).


Public Relations and Public Affairs
-----------------------------------

Public relations and public affairs continued to be the sector most affected by the recession, but started to perform less worse in 2003. In constant currencies revenues declined by 0.6% but Ogilvy Public Relations Worldwide, Cohn & Wolfe, Robinson Lerer & Montgomery and Penn Schoen & Berland in the United States, and Finsbury in the United Kingdom all performed well.

Despite relatively flat revenues last year, the public relations and public affairs businesses controlled costs effectively and operating margins rose by over two margin points to almost 13%.


Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

Through the recession, branding and identity, healthcare and specialist communications was the Group's second most recession-prone sector, although healthcare and the direct, internet and interactive activities were relatively stronger. In constant currencies revenues grew by 8.0%. On a like-for-like basis, however, revenues were down just over 1%.

Several companies performed particularly well:

          o in branding and identity - Landor Associates in Seattle, Cincinnati, the United Kingdom, France, Germany and Mexico; MJM Creative Services, and Enterprise IG in New York, San Francisco, the United Kingdom, Germany and France

          o in healthcare - CommonHealth in the United States; MarketForce Communications in Canada; Sudler & Hennessey in the United Kingdom and France
          o in promotion and direct marketing - Wunderman in New York, RTC and KBM in the United States, in Canada, in the United Kingdom, Spain Switzerland Greece, Argentina and Mexico; OgilvyOne in the United States, the United Kingdom, Sweden, the Netherlands, Italy, Poland, Brazil, Argentina, Mexico, Hong Kong, Korea and Japan

          o specialist marketing resources - VML, Einson Freeman, The Food Group and Pace in the United States and EWA, Mando Marketing, and Metro Broadcast in the United Kingdom.


Manufacturing
-------------

Gross profit was up with operating profit and margins up substantially at the Group's manufacturing division, our industrial heritage.


Balance sheet and cash flow
---------------------------

An unaudited summary of the Group's consolidated balance sheet as at 31 December 2003 is attached in Appendix 1 (in sterling) and in Appendix II (in euros). As at 31 December 2003, the Group's net debt fell sharply by (pound)361 million to (pound)362 million compared with (pound)723 million at 31 December 2002 (2002 - estimated at (pound)745 million on the basis of 2003 year end exchange rates), despite net cash expenditure of (pound)355 million on acquisitions (including a net (pound)95 million on Cordiant, (pound)39 million of loan note redemptions and (pound)56 million on earnout payments) and (pound)23 million on share repurchases and cancellations.

Net debt averaged (pound)1,222 million in 2003, down (pound)121 million against (pound)1,343 million in 2002 (down (pound)125 million at 2003 exchange rates). These net debt figures compare with a current equity market capitalisation of approximately (pound)7.3 billion, giving a total enterprise value of approximately (pound)8.5 billion.

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2003, operating profit before goodwill amortisation and impairment was (pound)493 million, capital expenditure (pound)94 million, depreciation (pound)127 million, tax paid (pound)94 million, interest and similar charges paid (pound)38 million and other net cash inflows of (pound)53 million. Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore (pound)447 million. This free cash flow was absorbed by (pound)355 million in net acquisition payments and investments, share repurchases and cancellations of (pound)23 million and dividends of (pound)67 million. The Company met its recently set objective of more than covering acquisition payments and share repurchases and cancellations from free cash flow, even after including dividends. A summarised unaudited consolidated cash flow statement is included in Appendix I.

In the first five weeks of 2004 up until 10 February, the last date for which information is available prior to this announcement, net debt averaged (pound)623 million down (pound)378 million versus (pound)1,001 million for the same period last year at 2004 exchange rates.

Your Board continues to examine ways of deploying its substantial cash flow of almost (pound)450 million per annum to enhance share owner value. As necessary capital expenditure is expected to remain equal to or less than the depreciation charge, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends or share buy-backs.

In 2003 the Group increased its equity interests, at a combined net initial cost of (pound)260 million in cash, in advertising and media investment management in the United Kingdom, Germany, Italy, Spain, Switzerland, Australia, New Zealand, China, India, South Korea and Ecuador; in information, insight and consultancy in the United States, the United Kingdom, Portugal and Spain; in public relations and public affairs in the United States and Sweden; in healthcare in the United States; and in sports promotion in Spain.

Last year, 5.6 million ordinary shares or 0.5% of the share capital were repurchased at a total cost of (pound)20.2 million and average price of 360p.

As noted above, your Board has decided to increase the final dividend by 20% to 4.40p per share, taking the full year dividend to 6.48p per share which is 4.3 times covered, at the headline earnings level. In addition, as the return on capital criteria for investing in cash acquisitions have been raised, particularly in the United States, the Company will continue to commit to repurchasing up to 2% of its share base in the open market at an approximate cost of (pound)150 million, when market conditions are appropriate. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value than sporadic buy-backs.


Developments in 2003
--------------------

Including associates, the Group had over 70,000 full-time people in over 1,400 offices in 106 countries at the year end. It services over 300 of the Fortune Global 500 companies, over one-half of Nasdaq 100, over 30 of the Fortune e-50, and approximately 333 national or multi-national clients in three or more disciplines. More than 130 clients are served in four disciplines and these clients account for over 50% of Group revenues. The Group also works with over 100 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. The Group estimates that over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP global client leaders and country managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level.


Future prospects
----------------

As the world economy, driven by the United States and Asia Pacific, has started to pick up in 2003, your Company has performed well. Whilst like-for-like revenues have started to grow again, driven by growth in the United States for eighteen months since August 2002 and globally in the third and fourth quarters of 2003, like-for-like average headcount has continued to fall by 4%.

As a result of this productivity improvement, the Group's income statement still reflects severance and restructuring costs, which have not been treated as exceptional items. In addition, given improved levels of operating profit and margin, incentive pools and variable staff costs have now been re-built, after being diminished by the recession. This will improve operational gearing and flexibility in 2004 and beyond.

Following the recession and lower headcount levels, the task of eliminating under-utilised property costs continues to be a priority. At the beginning of 2002 the Group occupied approximately 14 million square feet worldwide. By the end of 2003, occupancy had fallen to 12.6 million square feet, a 10% reduction (excluding properties acquired with Cordiant). In addition, as a result of actions already taken, a further 600,000 square feet, or an additional 4%, will be jettisoned by the end of 2004.

As usual our budgets for 2004 have been prepared on a conservative basis, largely excluding new business particularly in advertising and media investment management. They predict improvements in like-for-like revenues in comparison to 2003 with balanced growth in the first and second half of the year. They also indicate similar growth for both advertising and media investment management revenues and marketing services revenues. We only have actual data for January in 2004, and this shows revenue above budget and like-for-like revenues up almost 1% on last year (estimated at 2% excluding the impact of the acquisition of Cordiant). Estimated net new business billings so far in 2004 were very strong with almost $350 million of net wins according to trade publications.

Worldwide economic conditions are set to improve in quadrennial 2004. President Bush wants to be re-elected and will try to continue to stimulate the United States economy through increased government spending, which will be re-enforced by the Athens Olympics, European Football Championships in Portugal and heavy political advertising in the United States. This year's prospects, therefore, look good, with worldwide advertising and marketing services spending set to rise by at least 3-4%. Even Japan and Europe are showing some signs of life. We are definitely out of the bath - one potential worry being what a re-elected or newly-elected President might have to do about a fiscally-driven large government deficit, a weak United States dollar and rising inflation after the first Tuesday in November. United States government spending is already rising at levels not seen since the Vietnam War in 1967. We would not want to take a shower in 2005.

In the short term, therefore, growth in advertising and marketing services expenditure may remain in the low single digit territory, particularly given procurement pressures and the dampening effect of the increasing proportion of fee remuneration on the impact of cyclical upturns (and downturns). However, there are now significant opportunities in the area of outsourcing clients' marketing activities, consolidating client budgets and capitalising on competitive weaknesses. In addition, spending amongst the packaged goods, pharmaceutical, oil and energy, government (the government is the largest advertiser in the UK market) and price-value retail sectors has remained relatively resilient. These sectors represent approximately 27% of the Group's revenue. Moreover, more recently, recession-affected sectors like technology, financial services, media and entertainment and telecommunications have become more perky.

In the long term, however, the outlook appears very favourable. Overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the continued strength of the United States economy and the need to influence distribution, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly. Moreover, the growth of the BRICs (Brazil, Russia, India and China) economies, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe. Advertising and marketing services expenditure as a proportion of gross national products should resume its growth and bust through the cyclical high established in 2000.

Given these short-term and long-term trends, your Company has three strategic priorities. In the short term, having weathered the recession, to capitalise on the 2004 up-turn; in the medium-term, to continue to integrate successfully the mergers with Y&R, Tempus and Cordiant; and finally, in the long term, to continue to develop its businesses in the faster-growing geographical areas of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe and in the faster-growing functional areas of marketing services, particularly direct, internet, interactive and market research.

Incentive plans for 2004 will again focus more on operating profit growth than historically, in order to stimulate top-line growth, although objectives will continue to include operating margin improvement, improvement in staff costs to revenue ratios and qualitative Group objectives, including co-ordination, talent management and succession planning.

In these circumstances, there is no reason to believe that the Group cannot achieve the revised objective set in 2002 of improving margins by one and one-half margin points by 2004. Your Board does not believe that there is any functional, geographic, account concentration or structural reason that should prevent the Group achieving an operating margin of 13.8% this year. Budgets for 2004 include this operating margin objective. After all, the best listed performer in the industry has been at 15-16% and that is where we want to be. Neither is there any reason why operating margins could not be improved beyond this level by continued focus on revenue growth and careful husbandry of costs. Our ultimate objective continues to be to achieve a 20% margin over a period of time and to improve the return on capital employed.

Increasingly, WPP is concentrating on its mission of the "management of the imagination", and ensuring it is a big company with the heart and mind of a small one. To aid the achievement of this objective and to develop the benefits of membership in the Group for both clients and our people, the parent company continues to develop its activities in the areas of human resources, property, procurement, information technology and practice development. Ten practice areas which span all our brands have been developed initially in media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retailing, entertainment and media, financial services and hi-tech and telecommunications.

2003 was a better year than 2002 - though it didn't feel so for much of the time.

For the third consecutive year, our people faced relentless pressures: economic, political and competitive. Their response was magnificent. To have delivered results that, even including all exceptional items, have out-performed most of their competition and significantly grown market share is an achievement that merits the highest praise and the most public recognition. We thank them all.

WPP's ability to achieve its strategic objectives depends wholly on our ability to contribute to our clients' success; which, in turn, of course, depends wholly on our ability to attract, develop and deploy the most talented people in our field. Our people's performance over this deeply demanding and protracted period of time stands as the ultimate evidence of their quality and commitment.

If 2003 showed some improvement, 2004 should be even better: despite the challenges we face, WPP's nineteenth year should be a good one.

Given heavy United States government deficit spending and its potential impact on the dollar and inflation, 2005 remains difficult to predict. However, the underlying strategic case with our clients for our industry and our company is becoming stronger and stronger.

Further information:

Sir Martin Sorrell      )
Paul Richardson         )       (44) 207 408 2204
Feona McEwan            )
Fran Butera                     (1) 212 632 2235

Share owner web-site - www.wppinvestor.com

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

Appendix I
                                  WPP GROUP PLC

             Preliminary results for the year ended 31 December 2003
                   Unaudited preliminary consolidated profit
               & loss account for the year ended 31 December 2003

                                                                                                                       Constant
                                                                                                                       Currency
                                                        Notes           2003            2002                           (Note 3)
-------------------------------------------------------------------------------------------------------------------------------
                                                                        (pound)m        (pound)m        +/(-)%          +/(-)%
Turnover (gross billings)                                              18,621.3        18,028.7           3.3            5.6
Cost of sales                                                         (14,515.3)      (14,120.4)         (2.8)          (5.2)
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                                   4            4,106.0          3,908.3           5.1            7.3
Direct costs                                                            (237.1)          (218.2)         (8.7)         (10.4)
-------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                           3,868.9          3,690.1           4.8            7.2
-------------------------------------------------------------------------------------------------------------------------------
Operating costs excluding goodwill amortisation and                   (3,375.9)        (3,239.9)         (4.2)          (6.7)
impairment

Goodwill amortisation and impairment - subsidiaries      11              (77.7)          (177.7)         56.3           56.3
-------------------------------------------------------------------------------------------------------------------------------
Operating costs                                                       (3,453.6)        (3,417.6)         (1.1)          (3.3)
-------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                         415.3            272.5          52.4           56.3
Income from associates                                                    40.5             30.0          35.0           32.3
Goodwill amortisation and impairment  - associates       11              (34.3)             -
-------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before interest, taxation,
fixed asset gains and write-downs                                        421.5            302.5          39.3           41.9

Profits on disposal of fixed assets                       5                 -              9.2
Amounts written off fixed asset investments               5                 -            (19.9)
-------------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges on net borrowings               (60.1)          (79.6)          24.5           20.9
Net interest charges on defined benefit pension schemes                  (11.5)           (6.8)         (69.1)         (72.3)
-------------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges                                 (71.6)          (86.4)          17.1           13.4
-------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                            349.9           205.4           70.4           75.1

Taxation on profit on ordinary activities                 6             (122.1)         (103.4)         (18.1)         (15.7)
-------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                             227.8           102.0          123.3          142.0

Minority interests                                                       (19.4)          (14.0)         (38.6)         (34.5)
-------------------------------------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                             208.4            88.0          136.8          161.8

Ordinary dividends                                        7              (76.8)          (62.5)          22.9          22.9
-------------------------------------------------------------------------------------------------------------------------------
Retained profit for the year                                             131.6            25.5
-------------------------------------------------------------------------------------------------------------------------------

Headline PBIT (1)                                         4              533.5           480.2           11.1          11.8
Headline PBIT (1) margin                                                 13.0%           12.3%
Headline PBT (1)                                                        473.4           400.6           18.2          18.2
-------------------------------------------------------------------------------------------------------------------------------

Headline earnings per share (2)
Basic earnings per ordinary share                         8               29.8p           25.5p          16.9          17.8
Diluted earnings per ordinary share                       8               29.0p           24.9p          16.5          17.4
-------------------------------------------------------------------------------------------------------------------------------

Standard earnings per share
Basic earnings per ordinary share                         8               18.7p            7.9p         136.7         155.1
Diluted earnings per ordinary share                       8               18.2p            7.7p         136.4         154.3
===============================================================================================================================

1 Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes. The calculations of Headline PBIT and Headline PBT are presented in Appendix IV.
2 Headline earnings per ordinary share excludes goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes. The calculation of Headline earnings is presented in Appendix IV.
3    Constant currency is defined in Appendix IV

                                  WPP GROUP PLC
             Unaudited preliminary consolidated cash flow statement
                       for the year ended 31 December 2003

                                                        Notes           2003            2002
------------------------------------------------------------------------------------------------
                                                                       (pound)m         (pound)m
Operating profit                                                        415.3            272.5
Depreciation                                                            127.5            116.6
Goodwill amortisation and impairment charges                             77.7            177.7
Movements in working capital and provisions                             321.5            213.1
------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                               942.0            779.9
Dividends received from associates                                       15.6              9.4
Returns on investments and servicing of finance                         (38.3)           (78.2)
United Kingdom and overseas tax paid                                    (93.6)           (85.0)
Capital expenditure and financial investment              9             (88.1)          (157.9)
Acquisitions and disposals                                9            (344.5)          (277.3)
Equity dividends paid                                                   (67.0)           (55.6)
------------------------------------------------------------------------------------------------
Net cash inflow before management of liquid resources                   326.1            135.3
and financing
Management of liquid resources                                         (211.4)           (113.6)
Net cash inflow from financing                            9             119.7             213.9
------------------------------------------------------------------------------------------------
Increase in cash and overdrafts for the year                            234.4             235.6
Translation difference                                                  (19.3)             (0.4)
Balance of cash and overdrafts at beginning of year                     500.9             265.7
------------------------------------------------------------------------------------------------
Balance of cash and overdrafts at end of year                           716.0             500.9
------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in net debt:
Increase in cash and overdrafts for the year                            234.4             235.6
Cash outflow from increase in liquid resources                          211.4             113.6
Cash inflow from increase in debt financing                             (24.3)           (201.2)
Other movements                                                          (9.4)             (8.8)
Translation difference                                                  (50.9)             23.2
------------------------------------------------------------------------------------------------
Movement of net debt in the year                                        361.2             162.4
Net debt at beginning of year                                          (722.7)           (885.1)
------------------------------------------------------------------------------------------------
Net debt at end of year                                   10           (361.5)           (722.7)
------------------------------------------------------------------------------------------------

   Unaudited preliminary consolidated statement of total recognised gains and losses for the year ended 31 December 2003


                                                                        2003            2002
------------------------------------------------------------------------------------------------
                                                                        (pound)m        (pound)m
Profit for the year                                                      208.4            88.0
Exchange adjustments on foreign currency net investments                  74.8            82.3
Actuarial gain/(loss) on defined benefit pension schemes in
accordance with FRS17 (Retirement Benefits)
                                                                          14.0           (52.8)
Deferred tax on defined benefit pension schemes                           10.0              -
------------------------------------------------------------------------------------------------
Total recognised gains and losses relating to the year                   307.2           117.5
------------------------------------------------------------------------------------------------

                                  WPP GROUP PLC
                Unaudited preliminary consolidated balance sheet
                             as at 31 December 2003


                                                        Notes           2003            2002
------------------------------------------------------------------------------------------------
                                                                       (pound)m         (pound)m
Fixed assets
Intangible assets:
      Corporate brands                                                   950.0            950.0
      Goodwill                                           11            4,710.3          4,407.0
Tangible assets                                                          344.6            377.3
Investments                                                              689.3            628.7
------------------------------------------------------------------------------------------------
                                                                       6,694.2          6,363.0
Current assets
Stocks and work in progress                                              269.6            291.6
Debtors                                                  12            2,394.5          2,256.4
Trade debtors within working capital facility:
      Gross debts                                                        507.5            385.7
      Non-returnable proceeds                                           (280.4)          (217.4)
                                                                        -------          -------
                                                                         227.1            168.3
Current asset investments
(short-term bank and escrow deposits)                                    401.8            190.4

Cash at bank and in hand                                               1,018.1            689.1
------------------------------------------------------------------------------------------------
                                                                       4,311.1          3,595.8
Creditors:  amounts falling due within one year          13           (4,924.2)        (4,120.1)
------------------------------------------------------------------------------------------------
Net current liabilities                                                 (613.1)          (524.3)
------------------------------------------------------------------------------------------------
Total assets less current liabilities                                  6,081.1          5,838.7

Creditors: amounts falling due after more than one year
(including convertible bonds)                            14           (1,691.1)        (1,837.5)
Provisions for liabilities and charges                                  (133.5)          (102.0)
------------------------------------------------------------------------------------------------
Net assets excluding pension provision                                 4,256.5          3,899.2
Pension provision                                                       (188.9)          (184.8)
------------------------------------------------------------------------------------------------
Net assets including pension provision                                 4,067.6          3,714.4
------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                                                  118.7            115.7
Share premium account                                                    955.3            836.6
Shares to be issued                                                      130.0            195.7
Merger reserve                                                         2,921.0          2,869.3
Other reserves                                                          (178.9)          (254.3)
Profit and loss account                                                   73.4            (87.4)
------------------------------------------------------------------------------------------------
Equity share owners' funds                               16            4,019.5          3,675.6
Minority interests                                                        48.1             38.8
------------------------------------------------------------------------------------------------
Total capital employed                                                 4,067.6          3,714.4
------------------------------------------------------------------------------------------------

                                 WPP GROUP PLC
           Notes to the unaudited preliminary consolidated financial
                            statements (Notes 1-16)

1.   Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention.


2.   Accounting policies

The unaudited preliminary consolidated financial statements comply with relevant accounting standards and have been prepared using accounting policies set out on pages 104 to 106 of WPP Group plc's 2002 Annual Report and Accounts. No changes have been made to the accounting policies since this time.

The policies set out in the 2002 Annual Report and Accounts are in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP).


Statutory Information and Audit Review

The financial information for the years ended 31 December 2003 or 2002 does not constitute the company's statutory accounts. The financial information for the year ended 31 December 2002 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under s237 (2) or (3) Companies Act 1985. The statutory accounts for the year ended 31 December 2003 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Registrar of Companies following the company's annual general meeting. The audit report for the year ended 31 December 2003 has yet to be signed.

The preliminary announcement was approved by the board of directors on 26 February 2004.


3.   Currency conversion

The 2003 unaudited preliminary consolidated profit and loss account is prepared using, among other currencies, an average exchange rate of US$1.6356 to the pound (2002:US$1.5036). The unaudited preliminary consolidated balance sheet as at 31 December 2003 has been prepared using the exchange rate on that day of US$1.7833 to the pound (2002: US$1.6100).

The unaudited preliminary consolidated profit and loss account and balance sheet are presented in euros in Appendix II for illustrative purposes. The unaudited preliminary consolidated profit and loss accounts for the years ended 31 December 2002 and 31 December 2003 have been prepared using the average exchange rate for the year ended 31 December 2003 of (euro)1.4450 to the pound. The unaudited preliminary consolidated balance sheets at 31 December 2002 and 31 December 2003 have been prepared using the exchange rate on 31 December 2003 of
(euro)1.4198 to the pound.

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated profit and loss account, is presented in Appendix IV.

                                 WPP GROUP PLC
Notes to the unaudited preliminary consolidated financial statements (continued)

4.   Segmental analysis

     Reported  contributions  by  geographical  area were as follows:

                                        2003            2002            +/(-)%
-------------------------------------------------------------------------------
                                        (pound)m        (pound)m

Revenue
United  Kingdom                           664.9           619.2          7.4
United States                           1,608.5         1,655.0         (2.8)
Continental Europe                      1,079.4           929.6          16.1
Canada, Asia Pacific, Latin America,
Africa & Middle East                      753.2           704.5           6.9
-------------------------------------------------------------------------------
                                        4,106.0         3,908.3           5.1
-------------------------------------------------------------------------------

Headline PBIT(1)
United Kingdom                             71.8            67.5           6.4
United States                             240.7           239.2           0.6
Continental Europe                        121.8            99.7          22.2
Canada, Asia Pacific, Latin America,
Africa & Middle East                       99.2            73.8          34.4
-------------------------------------------------------------------------------
                                          533.5           480.2          11.1
-------------------------------------------------------------------------------

     Reported contributions by operating sector were as follows:

                                        2003            2002            +/(-)%
-------------------------------------------------------------------------------
                                        (pound)m        (pound)m
Revenue
Advertising and Media investment
management                              1,935.8         1,810.0           7.0
Information, insight and consultancy(2)   703.6           664.7           5.9
Public relations and public affairs       426.3           447.6          (4.8)
Branding and identity, Healthcare
and Specialist communications(2)        1,040.3           986.0           5.5
-------------------------------------------------------------------------------
                                        4,106.0         3,908.3           5.1
-------------------------------------------------------------------------------
Headline PBIT(1)
Advertising and Media investment
management                                295.5           274.7           7.6
Information, insight and consultancy(2)    50.0            48.5           3.1
Public relations and public affairs        55.0            46.5          18.3
Branding and identity, Healthcare
and Specialist communications(2)          133.0           110.5          20.4
-------------------------------------------------------------------------------
                                          533.5           480.2          11.1
-------------------------------------------------------------------------------

1 Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. The calculation of Headline PBIT is presented in Appendix IV.

2 In 2003 certain of the Group's Specialist communications companies in strategic marketing consulting were moved into the renamed Information, insight and consultancy sector. As a result the comparative figures for both Information, insight and consultancy and Branding and identity, Healthcare and Specialist communications have been restated to reflect this change.

                                 WPP GROUP PLC
                Notes to the unaudited preliminary consolidated
                        financial statements (continued)

5.   Profits on disposal of fixed assets

The net profit on disposal of fixed assets comprised:

                                                2003            2002
-------------------------------------------------------------------------------
                                                (pound)m        (pound)m
Profit on disposal of freehold property           -               3.6
Net profit on disposal of investments             -               5.6
-------------------------------------------------------------------------------
                                                  -               9.2
-------------------------------------------------------------------------------

In 2002, profits were realised on the disposal of two freehold properties in the United Kingdom and on a number of minority investments in new media and marketing services companies in the United States and United Kingdom.

Amounts written off fixed asset investments of (pound)19.9 million in 2002 related to write-downs on certain non-core minority investments in new media companies and other technology ventures in light of the decline in technology equity valuations.

These transactions did not have a material effect on the Group's tax charge in 2002.

During 2003, the Group continued to take measures to reduce its fixed and variable cost base in response to the continuing global downturn in its core markets. These actions resulted in a number of charges which, although recurring in nature, were at a considerably higher level than would normally be expected. These items principally comprised property rationalisation costs and severance payments. In addition, due to the above market factors, amounts were written off trade receivables and other current assets.

At the same time the Group has released (pound)12.0 million (2002: (pound)13.0 million) to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2002.

Management consider that the combination of the above charges and releases, when taken together, does not materially impact the Group's quality of earnings.

6.   Taxation

The Group tax rate on headline PBT(1) is 25.8% (2002: 25.8%). The tax charge comprises:

                                                2003            2002
-------------------------------------------------------------------------------
Total current tax                               116.2           93.8
Total deferred tax                               (8.7)          (1.5)
Share of associates tax                          14.6           11.1
-------------------------------------------------------------------------------
Total tax on profits                            122.1          103.4
-------------------------------------------------------------------------------

1 Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes. The calculation of headline PBT is presented in Appendix IV.

                                  WPP GROUP PLC

7.   Ordinary dividends

The Board has recommended a final dividend of 4.40p (2002: 3.67p) per ordinary share. In addition to the interim dividend paid of 2.08p (2002: 1.73p) per ordinary share, this makes a total for the year of 6.48p (2002:
        5.40p) per ordinary share. The final dividend is expected to be paid on 5 July 2004 to share owners on the register at 4 June 2004.

                                                2003            2002
-------------------------------------------------------------------------------
Ordinary dividend per share -
interim                                         2.08p           1.73p
final                                           4.40p           3.67p
-------------------------------------------------------------------------------
                                                6.48p           5.40p
-------------------------------------------------------------------------------
Ordinary dividend per ADR(1) -
interim                                        17.0(cent)      13.0(cent)
final                                          36.0(cent)      27.6(cent)
-------------------------------------------------------------------------------
                                               53.0(cent)      40.6(cent)
-------------------------------------------------------------------------------

1 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in note 3. This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

8.    Earnings per share

Basic and diluted earnings per share have been calculated in accordance with FRS14 "Earnings per Share".

Headline basic earnings per share have been calculated using earnings of (pound)208.4 million (2002: (pound)88.0 million), and adjusted for goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes of (pound)123.5 million (2002:
(pound)195.2 million). The weighted average number of shares in issue used was 1,115,319,576 shares (2002: 1,110,556,878 shares).

Headline diluted earnings per share have been calculated using earnings of (pound)208.4 million (2002: (pound)88.0 million) and adjusted for goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes of (pound)123.5 million (2002:
(pound)195.2 million). The weighted average number of shares in issue used was 1,145,014,508 shares (2002: 1,136,548,459 shares). This takes into account potentially issuable ordinary shares arising from the exercise of employee share options, certain incentive schemes and convertible debt where these are expected to dilute earnings. For the years ended 31 December 2003 and 31 December 2002, both the $287.5 million convertible loan note and the (pound)450 million convertible bond were accretive to earnings and therefore excluded from the calculation.

Standard basic earnings per share have been calculated using earnings of (pound)208.4 million (2002: (pound)88.0 million) and weighted average shares in issue during the period of 1,115,319,576 shares (2002: 1,110,556,878 shares).

Standard diluted earnings per share have been calculated using earnings of (pound)208.4 million (2002: (pound)88.0 million). The weighted average number of shares used was 1,145,014,508 shares (December 2002: 1,136,548,459 shares). This takes into account potentially issuable ordinary shares arising from the exercise of employee share options, certain incentive schemes and convertible debt where these are expected to dilute earnings. For the years ended 31 December 2003 and 31 December 2002, both the $287.5 million convertible loan note and the (pound)450 million convertible bond were accretive to earnings and therefore excluded from the calculation.

At 31 December 2003 there were 1,187,432,353 ordinary shares in issue.

                                   WPP GROUP PLC
      Notes to the unaudited preliminary consolidated financial statements
                                   (continued)

8.   Earnings per share (continued)

Basic and diluted earnings per ADR have been calculated below using the same method as earnings per share, multiplied by a factor of 5.

                                                                                                Constant
                                                                                                Currency(3)
Earnings per ADR                                2003            2002            +/(-)%           +/(-)%
----------------------------------------------------------------------------------------------------------
Headline earnings per ADR (1,2)
Basic earning per ADR                           $2.43           $1.92           26.6             17.8
Diluted earnings per ADR                        $2.37           $1.87           26.7             17.4
----------------------------------------------------------------------------------------------------------
Standard earnings per ADR (1)
Basic earnings per ADR                          $1.53           $0.59          159.3            155.1
Diluted earnings per ADR                        $1.49           $0.58          156.9            154.3
----------------------------------------------------------------------------------------------------------

1 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in note 3. This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.
2 Headline earnings per ADR excludes goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes.
3    Constant currency is defined in Appendix IV.


9.   Analysis of non-operating cash flows

The following tables analyse the items included within the main cash flow headings on page 13:

                                                                2003            2002
                                                                (pound)m        (pound)m
----------------------------------------------------------------------------------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                               (93.9)          (100.5)
Purchase of own shares by ESOP Trust                             (2.9)           (67.6)
Proceeds from sale of tangible assets                             8.7             10.2
----------------------------------------------------------------------------------------
                                                                (88.1)          (157.9)
----------------------------------------------------------------------------------------
Acquisition and disposals
Cash consideration for acquisition of Cordiant                 (207.9)               -
Proceeds from disposal of interest in Zenith Optimedia Group     75.0                -
Net cash acquired - Cordiant                                     37.8                -
Initial cash consideration for other acquisitions               (70.1)          (141.2)
Earnout payments                                                (56.2)           (82.4)
Loan note redemptions                                           (38.7)           (93.7)
Net cash acquired - other acquisitions                            5.3             62.8
Purchases of other investments (including associates)          (100.7)           (26.1)
Proceeds from disposal of other investments
(including associates)                                           11.0              3.3
----------------------------------------------------------------------------------------
                                                               (344.5)          (277.3)
----------------------------------------------------------------------------------------
Net cash inflow from financing
Proceeds from issue of convertible bond                             -            450.0
Increase/(reduction) in drawings on bank loans                   25.0           (239.3)
Financing and share issue costs                                  (3.4)           (12.9)
Share placement                                                 100.2                -
Proceeds from issue of shares                                    18.1             24.4
Share cancellations                                             (20.2)            (8.3)
----------------------------------------------------------------------------------------
                                                                119.7            213.9
----------------------------------------------------------------------------------------

                                  WPP GROUP PLC
Notes to the unaudited preliminary consolidated financial statements (continued)

10.  Net debt

                                                                2003            2002
-----------------------------------------------------------------------------------------
                                                               (pound)m         (pound)m
Cash at bank and in hand                                        1,018.1            689.1
Current asset investments                                         401.8            190.4
Bank loans and overdrafts due within one year (note 13)          (552.4)          (199.7)
Corporate and convertible bonds and bank loans due after more
than one year (note 14)                                        (1,229.0)        (1,402.5)
-----------------------------------------------------------------------------------------
Net debt                                                         (361.5)          (722.7)
-----------------------------------------------------------------------------------------

Current asset investments represents cash on deposit with a maturity of greater than 24 hours.

There are no investor put options on any outstanding debt instruments.

11.  Goodwill and acquisitions

During the year, the Group charged (pound)33.0 million (2002: (pound)32.0 million) of goodwill amortisation and (pound)79.0 million (2002: (pound)145.7 million) of goodwill impairment to the profit and loss account, a total of (pound)112.0 million (2002: (pound)177.7 million).

The impairment charge relates to a number of under-performing businesses in the Information, insight and consultancy, and Branding and identity, Healthcare and Specialist communications sectors. The impact of the current economic climate on the future earnings of these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill.

The directors continue to assess the useful life of goodwill arising on acquisitions. Gross goodwill of (pound)519.1 million is subject to amortisation over periods of between 10 and 20 years.

Goodwill in relation to subsidiary undertakings increased by (pound)303.3 million in the year, including (pound)269.9 million arising on the acquisition of Cordiant Communications Group plc ("Cordiant"). Other than amortisation and impairment this includes both goodwill arising on acquisitions completed in the year and also adjustments to goodwill relating to acquisitions completed in prior years. Goodwill in relation to associate undertakings increased by (pound)43.2 million in the period. Acquisitions contributed revenue of (pound)183.4 million, operating profit of (pound)16.4 million and profit on ordinary activities before interest, taxation, fixed asset gains and write-downs of (pound)22.3 million.

Future anticipated payments to vendors in respect of earnouts, totalled (pound)215.7 million (2002: (pound)237.8 million), based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates.

On 1 August 2003, the Group completed its acquisition, via a scheme of arrangement, of Cordiant. The results of Cordiant have been consolidated into the results of WPP Group plc from that date.

                                  WPP GROUP PLC
Notes to the unaudited preliminary consolidated financial statements (continued)

12.  Debtors

The following are included in debtors:

                                                                2003            2002
-----------------------------------------------------------------------------------------
                                                               (pound)m         (pound)m
Trade debtors outside working capital facility                 1,883.4          1,753.0
Prepayments and accrued income                                   159.5            122.8
Deferred tax                                                      70.0             61.6
Other debtors                                                    281.6            319.0
-----------------------------------------------------------------------------------------
                                                               2,394.5          2,256.4
-----------------------------------------------------------------------------------------

The deferred tax asset is regarded as recoverable since, based on all available evidence, including forecasts of profit, it is more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

13.  Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

                                                                2003            2002
-----------------------------------------------------------------------------------------
                                                               (pound)m         (pound)m
Bank loans and overdrafts                                        552.4            199.7
Trade creditors                                                2,733.3          2,477.8
Corporate income tax payable                                      29.5             29.9
Dividend proposed                                                 52.2             42.5
Deferred income                                                  391.9            335.0
Payments due to vendors (earnout agreements)                      81.6             73.6
Loan notes due to vendors                                         13.9             27.3
Other creditors and accruals                                   1,069.4             934.3
-----------------------------------------------------------------------------------------
                                                               4,924.2           4,120.1
-----------------------------------------------------------------------------------------

Bank   loans  and   overdrafts   include   overdrafts   of(pound)302.1   million
(2002:(pound)188.2 million).

14.  Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

                                                                2003            2002
-----------------------------------------------------------------------------------------
                                                               (pound)m         (pound)m
Corporate and convertible bonds and bank loans                  1,229.0         1,402.5
Corporate income tax payable                                      268.7           215.7
Payments due to vendors (earnout agreements)                      134.1           164.2
Other creditors and accruals                                       59.3            55.1
-----------------------------------------------------------------------------------------
                                                                1,691.1         1,837.5
-----------------------------------------------------------------------------------------

                                  WPP GROUP PLC
Notes to the unaudited preliminary consolidated financial statements (continued)

14.  Creditors: amounts falling due after more than one year (continued)

The following table sets out the directors' best estimates of future earnout related obligations:

                                                                2003            2002
-----------------------------------------------------------------------------------------
                                                               (pound)m         (pound)m
Within one year                                                  81.6            73.6
Between 1 and 2 years                                            60.9            75.9
Between 2 and 3 years                                            32.4            20.8
Between 3 and 4 years                                            37.0            36.5
Between 4 and 5 years                                             3.8            29.0
Over 5 years                                                        -             2.0
-----------------------------------------------------------------------------------------
                                                                215.7           237.8
-----------------------------------------------------------------------------------------

The corporate bonds, convertible loan notes, bank loans and overdrafts included within short and long term creditors fall due for repayment as follows:

                                                                2003            2002
-----------------------------------------------------------------------------------------
                                                               (pound)m         (pound)m
Within one year                                                  552.4            199.7
Between 1 and 2 years                                            273.1            227.4
Between 2 and 3 years                                                -            302.3
Between 3 and 4 years                                            443.4                -
Between 4 and 5 years                                            512.5            420.1
Over 5 years                                                         -            452.7
-----------------------------------------------------------------------------------------
                                                               1,781.4          1,602.2
-----------------------------------------------------------------------------------------

15.  Contingent liabilities in respect of option agreements

WPP has entered into agreements with certain share owners of partially owned subsidiaries and associate companies to acquire additional equity interests. These agreements typically contain options requiring WPP to purchase their shares at specified times up to 2009 on the basis of average earnings both before and after the exercise of the option.

All arrangements contain clauses that cap the maximum amount payable by WPP. The table below shows the illustrative amounts that would be payable by WPP in respect of these options, on the basis of the relevant companies' current financial performance, if all the options had been exercised at 31 December 2003.

                                Currently       Not Currently           Total
                                Exercisable     Exercisable
--------------------------------------------------------------------------------
                                (pound)m        (pound)m                (pound)m
Subsidiaries                      10.4            30.4                    40.8
Associates                         4.1            10.1                    14.2
--------------------------------------------------------------------------------
Total                             14.5            40.5                    55.0
--------------------------------------------------------------------------------

                                  WPP GROUP PLC
Notes to the unaudited preliminary consolidated financial statements (continued)

16.  Reconciliation of movements in consolidated share owners' funds

                                                                2003            2002
-----------------------------------------------------------------------------------------
                                                               (pound)m         (pound)m
Profit for the year                                             208.4             88.0
Ordinary dividends payable                                      (76.8)           (62.5)
-----------------------------------------------------------------------------------------
                                                                131.6              25.5
Exchange adjustments on foreign currency net investments         74.8              82.3
Ordinary shares issued in respect of acquisitions                16.9               8.2
Share placement                                                 100.2                 -
Share issue costs charged to share premium account or
 merger reserve                                                 (2.8)              (3.4)
Other share issues                                              18.1               24.3
Share cancellations                                            (20.2)              (8.3)
Other movements                                                  1.3                  -
Actuarial gain/(loss) on defined benefit schemes                14.0              (52.8)
Deferred tax on defined benefit pension schemes                 10.0                  -
-----------------------------------------------------------------------------------------
Net additions to equity share owners' funds                    343.9               75.8
Opening equity share owners' funds                           3,675.6            3,599.8
-----------------------------------------------------------------------------------------
Closing equity share owners' funds                           4,019.5            3,675.6
-----------------------------------------------------------------------------------------

Appendix II
                                  WPP GROUP PLC

   Unaudited preliminary consolidated profit & loss account for the year ended
       31 December 2003 Presented in Euros for illustrative purposes only(3)

                                                               2003             2002
-----------------------------------------------------------------------------------------------
                                                               (euro)m          (euro)m
Turnover (gross billings)                                       26,907.8         26,051.5
Costs of sales                                                 (20,974.6)       (20,404.0)
-----------------------------------------------------------------------------------------------
Revenue                                                          5,933.2          5,647.5

Direct Costs                                                      (342.6)          (315.3)
-----------------------------------------------------------------------------------------------
Gross Profit                                                     5,590.6          5,332.2
-----------------------------------------------------------------------------------------------
Operating costs excluding goodwill amortisation and impairment  (4,878.2)        (4,681.7)
Goodwill amortisation and impairment - subsidiaries               (112.3)          (256.8)
-----------------------------------------------------------------------------------------------
Operating costs                                                 (4,990.5)        (4,938.5)
-----------------------------------------------------------------------------------------------
Operating profit                                                   600.1            393.7
Income from associates                                              58.5             43.4
Goodwill amortisation and impairment - associates                  (49.5)               -
-----------------------------------------------------------------------------------------------
Profit on ordinary activities before interest, taxation, fixed
asset and write-downs                                              609.1            437.1

Profits on disposal of fixed assets                                    -             13.3
Amounts written off fixed asset investments                            -            (28.8)
-----------------------------------------------------------------------------------------------
Net interest payable and similar charges on net borrowings         (86.9)          (115.0)
Net interest charges on defined benefit pension schemes            (16.6)            (9.8)
-----------------------------------------------------------------------------------------------
Net interest payable and similar charges                          (103.5)          (124.8)
-----------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                      505.6            296.8

Taxation on profit on ordinary activities                         (176.4)          (149.4)
-----------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                       329.2            147.4

Minority interests                                                 (28.0)           (20.2)
-----------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                       301.2            127.2

Ordinary dividends                                                (111.0)           (90.3)
-----------------------------------------------------------------------------------------------
Retained profit for the year                                       190.2             36.9
-----------------------------------------------------------------------------------------------

Headline PBIT (1)                                                  770.9            693.9
Headline PBIT (1) margin                                            13.0%            12.3%
Headline PBT (1)                                                   684.1            578.9
-----------------------------------------------------------------------------------------------

Headline earnings per share (2)
Basic earnings per ordinary share                                   43.1(cent)       36.8(cent)
Diluted earnings per ordinary share                                 41.9(cent)       36.0(cent)
-----------------------------------------------------------------------------------------------

Standard earnings per share
Basic earnings per ordinary share                                   27.0(cent)       11.4(cent)
Diluted earnings per ordinary share                                 26.3(cent)       11.1(cent)
===============================================================================================

1 Headline PBIT: Profit on ordinary activities before interest, taxation, excluding goodwill amortisation and impairment, fixed asset gains and write-downs.

     Headline PBT: Profit on ordinary activities before taxation, excluding goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes.
2 Headline earnings per ordinary share exclude goodwill amortisation and impairment, investment gains and write-downs, and net interest charges on defined benefit pension schemes.
3 These figures have been translated for convenience purposes only, using the profit and loss exchange rate shown in Note 3 of Appendix I.

                                  WPP GROUP PLC

     Unaudited preliminary consolidated balance sheet as at 31 December 2003
               Presented in Euros for illustrative purposes only(1)

                                                               2003             2002
-----------------------------------------------------------------------------------------------
                                                               (euro)m          (euro)m
Fixed assets
Intangible assets:
      Corporate brands                                          1,348.8          1,348.8
      Goodwill                                                  6,687.7          6,257.1
Tangible assets                                                   489.2            535.7
Investments                                                       978.7            892.6
-----------------------------------------------------------------------------------------------
                                                                9,504.4          9,034.2
Current assets
Stocks and work in progress                                       382.8            414.0
Debtors                                                         3,399.7          3,203.6
Trade debtors within working capital facility:
      Gross debts                                                 720.5            547.6
      Non-returnable proceeds                                    (398.1)          (308.7)
                                                                 -------          -------
                                                                  322.4            239.0
Current asset investments (short-term bank and escrow deposits)   570.5            270.3
Cash at bank and in hand                                        1,445.5            978.4
-----------------------------------------------------------------------------------------------
                                                                6,120.9          5,105.3
Creditors:  amounts falling due within one year                (6,991.4)        (5,849.7)
-----------------------------------------------------------------------------------------------
Net current liabilities                                          (870.5)          (744.4)
-----------------------------------------------------------------------------------------------
Total assets less current liabilities                           8,633.9          8,289.8
Creditors: amounts falling due after more than one year
(including convertible loan notes)                             (2,401.0)        (2,608.9)
Provisions for liabilities and charges                           (189.5)          (144.8)
-----------------------------------------------------------------------------------------------
Net assets excluding pension provision                          6,043.4          5,536.1
Pension provision                                                (268.2)          (262.4)
-----------------------------------------------------------------------------------------------
Net assets including pension provision                          5,775.2          5,273.7
-----------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                                           168.5            164.3
Share premium account                                           1,356.3          1,187.8
Shares to be issued                                               184.6            277.9
Merger reserve                                                  4,150.1          4,073.8
Other reserves                                                   (256.8)          (361.1)
Profit and loss account                                           104.2           (124.1)
------------------------------------------------------------------------------------------------
Equity share owners' funds                                      5,706.9          5,218.6
Minority interests                                                 68.3             55.1
-----------------------------------------------------------------------------------------------
Total capital employed                                          5,775.2          5,273.7
-----------------------------------------------------------------------------------------------

1 These figures have been translated for convenience purposes only, using the balance sheet exchange rate shown in Note 3 of Appendix I.

Appendix III
                                  WPP GROUP PLC

 To present the impact of US transitional guidelines on the expensing of share options, for illustrative purposes only
    Unaudited preliminary pro forma consolidated profit and loss account for the year ended 31 December 2003

                                                               2003             2002
-----------------------------------------------------------------------------------------------
                                                               (pound)m         (pound)m
Turnover (gross billings)                                       18,621.3         18,028.7
Cost of sales                                                  (14,515.3)       (14,120.4)
-----------------------------------------------------------------------------------------------
Revenue                                                          4,106.0          3,908.3

Direct costs                                                      (237.1)          (218.2)
-----------------------------------------------------------------------------------------------
Gross Profit                                                     3,868.9          3,690.1
-----------------------------------------------------------------------------------------------
Operating costs excluding goodwill amortisation and impairment  (3,375.9)        (3,239.9)
Fair value of share options                                        (13.9)            (5.0)
Goodwill amortisation and impairment - subsidiaries                (77.7)          (177.7)
-----------------------------------------------------------------------------------------------
Operating costs                                                 (3,467.5)        (3,422.6)
-----------------------------------------------------------------------------------------------

Operating profit                                                   401.4            267.5
Income from associates                                              40.5             30.0
Goodwill amortisation and impairment - associates                  (34.3)               -
-----------------------------------------------------------------------------------------------
Profit on  ordinary  activities  before  interest,  taxation,
fixed asset gains and write-downs                                  407.6            297.5

Profits on disposal of fixed assets                                    -              9.2
Amounts written off fixed asset investments                            -            (19.9)
-----------------------------------------------------------------------------------------------
Net interest payable and similar charges on net borrowings         (60.1)           (79.6)
Net interest charges on defined benefit pension schemes            (11.5)            (6.8)
-----------------------------------------------------------------------------------------------
Net interest payable and similar charges                           (71.6)           (86.4)
-----------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                      336.0            200.4

Taxation on profit on ordinary activities                         (120.6)          (102.7)
-----------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                       215.4             97.7

Minority interests                                                 (19.4)           (14.0)
-----------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                       196.0             83.7

Ordinary dividends                                                 (76.8)           (62.5)
-----------------------------------------------------------------------------------------------
Retained profit for the year                                       119.2             21.2
-----------------------------------------------------------------------------------------------
Headline PBIT (1)                                                  519.6            475.2
Headline PBIT (1) margin                                            12.7%            12.2%
Headline PBT (1)                                                   459.5             395.6
-----------------------------------------------------------------------------------------------
Headline earnings per share (2)
Basic earnings per ordinary share                                   28.6p             25.1p
Diluted earnings per ordinary share                                 27.9p             24.5p
-----------------------------------------------------------------------------------------------
Standard earnings per share
Basic earnings per ordinary share                                   17.6p              7.5p
Diluted earnings per ordinary share                                 17.1p              7.4p
-----------------------------------------------------------------------------------------------
Headline earnings per ADR (2,3)
Basic earnings per ADR                                             $2.34              $1.89
Diluted earnings per ADR                                           $2.28              $1.84
-----------------------------------------------------------------------------------------------
Standard earnings per ADR (3)
Basic earnings per ADR                                             $1.44              $0.56
Diluted earnings per ADR                                           $1.40              $0.56
===============================================================================================

1 Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes.
2 Headline earnings per ordinary share and ADR excludes goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes.
3 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Note 3 of Appendix I.

                                  WPP GROUP PLC

Share options - illustrative charge

Appendix III illustrates the impact on WPP were it to adopt an approach to expensing the weighted average fair value of options consistent with current United States transitional guidelines under the prospective adoption method contained within FAS 148, adopting a Black Scholes valuation model. This would give rise to a charge to operating profit of (pound)13.9 million (3.7% of headline earnings) for the year ended 31 December 2003 and (pound)5.0 million (1.5% of headline earnings) for the year ended 31 December 2002, in respect of executive share options granted since 1 January 2002.

On a proforma basis, had WPP adopted a policy of charging the weighted average fair value of options to the profit and loss account over the vesting period of each options grant, adopting a Black Scholes basis of valuation, then the resulting charge to operating profit would be (pound)23.8 million (6.4% of headline earnings) for the year ended 31 December 2003, and (pound)22.4 million (7.1% of headline earnings) for the year ended 31 December 2002.

The following assumptions have been made in determining the fair value of options granted in the year:

UK Risk-free rate               4.38%
US Risk-free rate               2.67%
Expected life               48 months
Expected volatility               45%
Dividend yield                   1.0%

Appendix IV
                                  WPP GROUP PLC


   Reconciliation of profit on ordinary activities before interest, taxation, fixed asset gains and write-downs to PBIT for the year ended 31 December
                                      2003

                                                               2003             2002
-----------------------------------------------------------------------------------------------
                                                                (pound)m        (pound)m

Profit on ordinary activities before interest, taxation,
fixed asset Gains and write-downs                               421.5            302.5

Goodwill amortisation and impairment                            112.0            177.7

-----------------------------------------------------------------------------------------------
Headline PBIT                                                   533.5            480.2
-----------------------------------------------------------------------------------------------

Net interest payable and similar charges                         71.6             86.4

-----------------------------------------------------------------------------------------------
Interest cover on Headline PBIT                                   7.5 times        5.6 times
-----------------------------------------------------------------------------------------------


                                                               2003             2002
-----------------------------------------------------------------------------------------------
                                                                (pound)m        (pound)m

Interest cover (excluding FRS17 interest) on Headline PBIT

Headline PBIT                                                   533.5             480.2

Net interest payable and similar charges on net borrowings       60.1              79.6
-----------------------------------------------------------------------------------------------
Interest cover (excluding FRS17 interest) on Headline PBIT        8.9 times         6.0 times
-----------------------------------------------------------------------------------------------


         Reconciliation of profit on ordinary activities before taxation to PBT and headline earnings for the year ended 31 December 2003

                                                               2003             2002
-----------------------------------------------------------------------------------------------
                                                                (pound)m        (pound)m
Profit on ordinary activities before taxation                   349.9            205.4

Goodwill amortisation and impairment                            112.0            177.7
Profits on disposal of fixed assets                                 -             (9.2)
Amounts written off fixed asset investments                         -             19.9
Net interest charges on defined benefit pension schemes          11.5              6.8
-----------------------------------------------------------------------------------------------
Headline PBT                                                    473.4            400.6

Taxation on profit on ordinary activities                      (122.1)          (103.4)
Minority interests                                              (19.4)           (14.0)
-----------------------------------------------------------------------------------------------
Headline earnings                                               331.9            283.2
-----------------------------------------------------------------------------------------------

Ordinary dividends                                               76.8             62.5

-----------------------------------------------------------------------------------------------
Dividend cover on headline earnings                               4.3 times        4.5 times
-----------------------------------------------------------------------------------------------

                                  WPP GROUP PLC

                            Segmental margin analysis

        Reported margins by geographical area were as follows:

                                                                                Headline
                                                                Revenue         PBIT(1)         Margin (%)
---------------------------------------------------------------------------------------------------------
                                                                (pound)m        (pound)m
United Kingdom                                                    664.9            71.8         10.8
United States                                                   1,608.5           240.7         15.0
Continental Europe                                              1,079.4           121.8         11.3
Canada, Asia Pacific, Latin America, Africa & Middle East         753.2            99.2         13.2
---------------------------------------------------------------------------------------------------------
                                                                4,106.0           533.5         13.0
---------------------------------------------------------------------------------------------------------


        Reported margins by operating sector were as follows:

                                                                                Headline
                                                                Revenue         PBIT(1)         Margin (%)
---------------------------------------------------------------------------------------------------------
                                                                (pound)m        (pound)m
Advertising and Media investment management                     1,935.8           295.5           15.3
Information, insight and consultancy                              703.6            50.0            7.1
Public relations and public affairs                               426.3            55.0           12.9
Branding and identity, Healthcare and Specialist communications 1,040.3           133.0           12.8
---------------------------------------------------------------------------------------------------------
                                                                4,106.0           533.5           13.0
---------------------------------------------------------------------------------------------------------

     Reported margins before and after income from associates were as follows:

                                                 Margin (%)     2003            Margin (%)      2002
-----------------------------------------------------------------------------------------------------------
                                                                (pound)m                        (pound)m
Revenue                                                         4,106.0                          3,908.3
Headline PBIT                                   13.0              533.5         12.3               480.2
-----------------------------------------------------------------------------------------------------------
Income from associates                                             40.5                             30.0
-----------------------------------------------------------------------------------------------------------
Headline PBIT excluding income from associates  12.0              493.0         11.5               450.2
-----------------------------------------------------------------------------------------------------------

(1) Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. The calculation of PBIT is presented above.

                                  WPP GROUP PLC

        Reconciliation of free cash flow for the year ended 31 December 2003

                                                                2003             2002
-----------------------------------------------------------------------------------------------
                                                                (pound)m        (pound)m
Operating profit                                                 415.3           272.5
Add back:
Depreciation and amortisation, including impairment              205.2           294.3
Plus:
Dividends received from associates                                15.6             9.4
Proceeds from the issue of shares                                 18.1            24.4
Proceeds from sale of tangible fixed assets                        8.7            10.2
Proceeds from disposal of investments                             11.0             3.3
Proceeds from disposal of interest in Zenith Optimedia Group      75.0               -
Less:
Purchase of tangible fixed assets                                (93.9)         (100.5)
UK and overseas tax paid                                         (93.6)          (85.0)
Returns on investments and servicing of finance                  (38.3)          (78.2)
-----------------------------------------------------------------------------------------------
Free Cash Flow                                                   523.1           350.4
-----------------------------------------------------------------------------------------------


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
                                  WPP GROUP PLC

                        GLOSSARY AND BASIS OF PREPARATION

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group's automated banking system. Net debt at a year end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying constant exchange rates to local currency reported results for the current and prior year. This gives a US dollar - denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline PBIT before equity income and depreciation (including dividends received from associates, proceeds from the issue of shares, and proceeds from disposal of tangible fixed assets and investments), less tax paid, returns on investments and servicing of finance and the purchase of tangible fixed assets.

Headline PBIT

Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs.

Headline PBT

Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes.

Headline earnings

Headline PBT less taxation on profit on ordinary activities and minority interests.

Operating margin

Headline PBIT as a percentage of revenue.

Pro forma (`like for like')

Pro forma comparisons are calculated as follows: current year actual results (which include acquisitions from the relevant date of completion) are compared with prior year actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms `pro forma' and `like for like' interchangeably.


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